Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-186811

Pricing Term Sheet

2.00% Senior Notes due 2018

This term sheet supplements the information set forth under “Description of Notes” in the Preliminary Prospectus Supplement, subject to completion, dated April 25, 2013 to the Prospectus dated February 22, 2013.

Issuer:	Regions Financial Corporation
Principal Amount:	$750,000,000
Title of Security:	2.00% Senior Notes due 2018
Maturity:	May 15, 2018
Coupon:	2.00%
Price to Public:	99.666% of face amount
Yield to Maturity:	2.07%
Spread to Benchmark Treasury:	+ 137.5 basis points
Benchmark Treasury:	UST 0.75% due March 31, 2018
Benchmark Treasury Spot and Yield:	100-08 / 0.695%
Day Count Convention:	30/360
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2013
Optional Redemption:	At any time on or after April 15, 2018, the Issuer may, at its option, and from time to time, upon not less than 30 or more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed. Holders of any Notes redeemed will also receive accrued interest thereon to the date of redemption.
Trade Date:	April 25, 2013
Settlement Date:	April 30, 2013 (T+3)
Ratings (Moody’s/S&P/Fitch)*:	Ba1 / BBB- / BBB-
Denominations	$2,000 x $1,000
CUSIP/ISIN:	7591EPAJ9 / US759EPAJ95
Net Proceeds to Issuer (after underwriting discounts and commissions and before offering expenses):	$774,682,500.00 (99.291%)
Joint Bookrunners:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC
Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Raymond James & Associates, Inc. Regions Securities LLC Samuel A. Ramirez & Company, Inc.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at (866) 471-2526 or Morgan Stanley & Co. LLC at (866) 718-1649.

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